
02034009

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daido Life Insurance Company

*CURRENT ADDRESS

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS 2-1, Edobori 1-chome, Nishi-ku, Osaka
Japan

FILE NO. 82- ~~5268~~ 34658 FISCAL YEAR 3/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*		*AR/S*	*(ANNUAL REPORT)*	✓
12G32BR	*(REINSTATEMENT)*		*SUPPL*	*(OTHER)*	
DEF 14A	*(PROXY)*				

OICF/BY: BBS

DATE : 5/13/02

Exhibit C

82-34658

(Summary English Translation)

2001

INFORMATION FROM DAIDO LIFE INSURANCE COMPANY

CONTENTS

MESSAGE

The greetings of Naoteru Miyato, President and Representative Director of the Company, are included.

MANAGEMENT EMPHASIZING FINANCIAL STRENGTH

Sufficient Solvency Margin Ratio

The Company has a solvency margin ratio of 757.6% as of March 31, 2001.

High Profitability

Core profit and the method of calculating core profit are mentioned. Core profit of the Company for fiscal year 2000 was ¥114.2 billion.

Financial Strength Recognized by Rating Agencies

The Company enjoys a Japan Rating Agency's policy payment solvency rating of AA- and a Standard and Poor's financial strength rating of AA+ as of June 30, 2001.

FINANCIAL HIGHLIGHTS (1)

Statement of Operations

subject	Fiscal Year 1998	Fiscal Year 1999	Fiscal Year 2000
		(Millions of yen)	
Ordinary Revenue and Expenses			
Ordinary revenue:			
Income from insurance premiums	1,192,881	1,136,904	1,072,245
Investment income	276,804	287,088	191,572
Other ordinary income	3,173	2,544	5,365
Total ordinary revenue	1,472,858	1,426,537	1,269,183
Ordinary Expenses:			
Insurance claims and other payments	968,980	869,346	864,988
Provision for policy and other reserves	155,870	216,281	134,563
Investment expenses	147,980	181,191	66,112
Operating expenses	114,607	109,751	107,228
Other ordinary expenses	14,334	15,435	14,036
Total ordinary expenses	1,401,773	1,392,005	1,186,929
Ordinary profit:	71,085	34,531	82,254

subject	Fiscal Year 1998	Fiscal Year 1999	Fiscal Year 2000
		(Millions of yen)	
Extraordinary Gains and Losses			
Extraordinary gains:			
Gains on sale of property, equipment and loans	459	629	2,773
Valuation gains under Article 112 of the Insurance Business Law	-	-	-
Other extraordinary gains	-	-	814
Total extraordinary gains	459	629	3,588
Extraordinary losses:			
Losses on sale, disposal and devaluation of property and equipment	5,754	3,145	29,259
Provision for price fluctuation reserve	1,070	1,293	1,358
Provision for reserve for employees' retirement benefits	-	-	31,537

Provision for reserve for employees' retirement benefits	-	14,807	-
Other extraordinary losses	4,091	1,907	2,565
Total extraordinary losses	10,916	21,154	64,720
Income before income taxes	60,628	14,007	21,122
Income taxes	18,741	6,909	13,300
Cumulative effect of prior years' deferred income taxes	-	(15,593)	(16,896)
Net income	41,887	22,692	24,718
Balance at beginning of year	-	56,181	31,304
Adjustment for prior year's tax effect		56,181	-
Reversal of reserve for retirement profits	620	294	231
Reversal of reserve for social service contributions	460	325	295
Unappropriated surplus	42,967	79,492	56,549
Deductions	42,967	48,187	42,167
Transfer to reserve for policyholder dividends	34,316	39,536	33,249
Balanced net surplus	8,650	8,651	8,917
Legal reserve for future losses	200	240	170
Reserve for redemption of fund	6,800	6,800	6,800
Interest on fund	546	364	181
Bonus to directors and corporate auditors	59	65	50
Voluntary reserves	1,045	1,181	1,714
Balance at end of year	-	31,304	14,381

Changes in New Policy Amount

New policy amount of individual insurance for fiscal year 2000 was 4,401.4 billion yen or 95.3% compared to fiscal year 1999.

New policy amount of individual term insurance was 4,048.6 billion.

Changes in Policy Amount in Force

Policy amount in force of individual insurance as of March 31, 2001 was 38,989.7 billion yen or 99.8% compared to fiscal year 1999.

Policy amount in force of individual term insurance was 34,109.6 billion yen or 100.5% compared to fiscal 1999.

FINANCIAL HIGHLIGHTS (2)

Balance Sheet

subject	At the end of fiscal year 1998		At the end of fiscal year 1999		At the end of fiscal year 2000	
	(Millions of yen)					
	amount	(%)	amount	(%)	amount	(%)
Assets:						
Cash and deposits	420,249	7.7	159,015	2.8	226,895	3.8
Call loans	45,443	0.8	108,805	1.9	228,500	3.9
Money claims purchased	24,833	0.5	9,599	0.2	27,795	0.5
Monetary trusts	198,255	3.6	296,406	5.2	247,899	4.2
Securities	3,278,384	59.8	3,685,501	64.3	3,751,997	63.6
Domestic Bonds	2,417,441	44.1	2,570,196	44.8	2,612,207	44.3
Japanese national government bonds	779,995	14.2	567,171	9.9	441,354	7.5
Domestic municipal bonds	790,806	14.4	1,077,433	18.8	1,198,704	20.3
Domestic corporate bonds	846,640	15.4	925,591	16.1	972,148	16.5
Domestic stocks	392,322	7.2	382,773	6.7	479,893	8.1
Foreign securities	411,925	7.5	603,119	10.5	551,180	9.3
Other securities	56,695	1.0	129,412	2.3	108,715	1.9
Loans	1,235,606	22.5	1,141,680	19.9	1,132,569	19.2
Property and equipment	197,126	3.6	206,584	3.6	175,434	3.0
Other assets	82,708	1.5	74,875	1.3	61,222	1.0
Net deferred tax assets	-	-	71,775	1.2	65,825	1.1
Reserve for possible loan losses	-	-	(20,651)	(0.4)	(17,754)	(0.3)
Total assets	5,482,608	100.0	5,733,592	100.0	5,900,384	100.0
Liabilities:						
Policy reserves	5,163,643	94.2	5,380,909	93.8	5,513,425	93.4
Other liabilities	121,654	2.2	113,769	2.0	104,647	1.8
Reserve for possible loan losses	12,937	0.2	-	-	-	-
Provision for reserve for employees' retirement benefits	13,960	0.3	29,125	0.5	-	-
Provision for reserve for employees' retirement benefits	-	-	-	-	60,039	1.0
Reserve for losses on sale of loans	3,945	0.1	5,475	0.1	62	0.0
Reserve for losses to support designated debtors	2,420	0.0	1,820	0.0	-	-
Reserve for price fluctuations	24,059	0.4	25,353	0.5	26,712	0.5
Total Liabilities	5,342,620	97.4	5,556,453	96.9	5,704,887	96.7
Equity:						
Fund	20,400	0.4	13,600	0.2	6,800	0.1
Legal reserves	15,061	0.3	22,061	0.4	29,101	0.5
Surplus	104,526	1.9	141,478	2.5	119,189	2.0
Net income	41,887	0.8	22,692	0.4	24,718	0.4

Net unrealized gains on securities	-	-	-	-	40,405	0.7
Total equity	139,987	2.6	177,139	3.1	195,496	3.3
Total liabilities and equity	5,482,608	100.0	5,733,592	100.0	5,900,384	100.0

DIVIDENDS TO POLICYHOLDERS

Mechanism of Dividends to Policyholders

A breakdown of dividends and the case in which dividends based on investment yields are paid are provided.

Dividends in Fiscal Year 2001

Changes in dividends for individual insurance, individual annuities and group annuities from fiscal year 2000 to fiscal year 2001 are provided.

SALES ACTIVITIES IN CORPORATE MARKET

Status of Sales in Corporate Market

The new policy amount of the Company in corporate market was 85.1 % of total new policy amount of the Company.

Sales Force for Corporate Market

An outline of the sales force of the Company is provided.

Sales of Products Most Suitable for Corporate Protection

There is an explanation that individual term insurance is most suitable for corporate protection and that the Company's share of the individual term insurance market as of March 31, 2000 was 30.1%.

Variations of Individual Term Insurance

- Names of riders and programs relating to individual term insurance are provided.

Welfare Programs to Protect Corporation

Principal products for corporate management welfare programs, employee welfare programs and welfare programs to support self-help are described.

New Product - Sale of Non-participating Term Insurance

The Company's new non-participating term insurance product is briefly explained.

MOVING TOWARD DEMUTUALIZATION AND LISTING

1. Purpose of Demutualization and Listing

   The purpose of demutualization and listing is explained.

2. Outline of the New Company

   The corporate name and the stated capital amount of the new Company after demutualization and the number of shares to be issued upon demutualization are provided.

3. Effects on Policyholders

   The effects of demutualization on policyholders are explained.

4. Allotment of Shares

   The method of share allotment and the status of the allotment of shares, as of July 6, 2001, based on the results of calculation of the amount of contribution to the Company's net assets (tentative) are provided.

5. Schedule

The schedule for demutualization and listing and methods for submitting objections to demutualization are provided.

STRATEGIC BUSINESS ALLIANCES

Full-Scale Business Alliance with The Taiyo Mutual Life Insurance Co.

The concept of establishing a joint holding company and the action required to establish such company are briefly explained.

Business Alliance by 5 Financial Sectors

The concept of "Financial One", a business alliance by banking companies, a trust and banking company, a securities corporation, life insurance companies and a non-life insurance company, is briefly explained.

RISK MANAGEMENT, COMPLIANCE

Risk Management

The Company's actions to strengthen its risk management system are explained.

Compliance

An outline of the Company's compliance system and actions taken to establish and promote its compliance program and to review its compliance manual are provided.

CUSTOMER SERVICES

Enhancement of Service System

The Company's actions to enhance its service system are briefly explained.

Services Beneficial for Business

Insurance premiums accounting information service, public aid information service, "Daido Business Report" service, human resources/labor support service, and information service by facsimile provided by the Company are briefly explained.

Caring and Healthcare Services

Caring support service and health screening reservation/discount service provided by the Company are briefly explained.

For the Continuance of Policies

Services provided by the Company by which customers can make certain changes to the terms of their policies are briefly explained.

Sudden Need of Money

Policy loan system and service to withdraw accumulated dividends are briefly explained.

Various Procedures

Principal events requiring procedures are mentioned.

POSITIVE DISCLOSURE AND SOCIAL ACTIVITIES

Disclosure

The Company's disclosure activities are briefly explained.

Social Activities

Social service contributions of the Company and its related entities are briefly explained.

ORGANIZATION AND SYSTEM OF A MUTUAL LIFE INSURANCE COMPANY

Organization of a Mutual Life Insurance Company

Organization of a mutual life insurance company appears in chart form.

Exhibit D

(Summary English Translation)

July 12, 2001

To Concerned Parties:

Daido Life Insurance Company

<u>Announcement of Resolution at the Policyholders' Representatives Meeting with respect to Reorganization (Demutualization)</u>

This is to inform you that the reorganization of Daido Life Insurance Company (President: Naoteru Miyato) from a mutual life insurance company to a joint stock corporation effective April 1, 2002, was resolved at the 54th Ordinary Policyholders' Representatives Meeting held today.

Status of allotment of shares, as of July 6, 2001, based on the results of calculation of the amount of contribution to the Company's net assets (tentative) is as follows:

Policyholder	Number of policyholders	Percentage of total participating policyholders	Number of shares	Percentage of total number of shares to be issued
	(Thousands)		(Millions)	
Policyholders to whom one or more shares (and fractional shares) will be allotted	333	36%	1.35	90%
Policyholders to whom only fractional shares will be allotted	345	37%	0.14	10%
Policyholders to whom no shares will be allotted	249	27%	-	-
Policyholders who are prohibited by laws or regulations from holding any shares	0	0%	-	-
Total	929	100%	1.50	100%

(For Reference)

Outline of the Company after demutualization and the schedule for demutualization are mentioned.